UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30271 / November 20, 2012

_____

In the Matter of	:
	:
PNC CAPITAL ADVISORS, LLC	:
PNC FUNDS	:
PNC ADVANTAGE FUNDS	:
	:
1600 Market Street	:
28th Floor	:
Philadelphia, PA 19103	:
	:
(812-14056)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) and 17(a)(2) OF THE ACT

PNC Capital Advisors, LLC, PNC Funds and PNC Advantage Funds filed an application
on July 13, 2012, and an amendment to the application on October 5, 2012 requesting an
order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act")
granting an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections
6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the
Act. The order permits certain registered open-end management investment companies
that operate as "funds of funds" to acquire shares of certain registered open-end
management investment companies and unit investment trusts that are within and outside
the same group of investment companies as the acquiring investment companies.

On October 23, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30239). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act by PNC Capital Advisors, LLC, PNC Funds and PNC Advantage Funds (File No. 812-14056) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary